

Grief is unavoidable,
But support shouldn't be.

jasper.

INVEST IN **JASPER**

# Building the first platform at the intersection of pet loss, grief, and modern mental health care

jaspertheapp.com    West Palm Beach, FL

# Highlights

**1**  Purpose-built for navigating loss and grief, Jasper blends community and clinical support

**2**  Initial wedge of pet loss support, a massively underserved market in need of accessible solutions

**3**  Founder with over 15 years of experience scaling VC-backed consumer startups


(Uber, Alfred, etc)

**4**    Founding Ex-Uber CTO leading product vision to build future state of AI-enabled grief support

**5**    MVP community is growing organically and engaging rapidly, with users clearly finding value in model

# Featured Investors



**Laura Sabia** in
Invested $10,000 (i)

[Follow]

**Syndicate Lead**
**Laura Sabia, is a powerhouse entrepreneur with a passion for fitness, lifestyle transformation, and community!**

"I've known Britta for over 20 years and have had the pleasure of collaborating with her on several projects, including during her time at Uber. Her vision, leadership, and ability to execute are unmatched. Investing in Jasper was an easy decision—Britta is building something truly special in an untapped space, helping people navigate grief with compassion and support. I'm confident she'll grow Jasper into an extraordinary company that fills a much-needed gap."



**Alicia Mills** in
Invested $10,000 (i)

[Follow]

"I've known grief intimately since I was 15, when I lost my mom. Years later, I lost my dad —around the same time Britta lost her beloved dog, Jasper. Grief doesn't follow a straight path, and traditional mental health tools, as important as they are, often fall short when it comes to real, lived support. I've long felt there's a massive gap in how we care for people through loss—especially disenfranchised grief like pet loss. That's why I'm investing in Jasper. With over 15 years in the financial industry, I know a good investment when I see one. And this is more than just strong market potential—it's the right founder, with the right mission, at exactly the right moment. I've known Britta personally for years. She's methodical, deeply compassionate, and someone who will never stop challenging the status quo. This isn't a business for her—it's a calling. And she's building something that puts ethics, empathy, and community at the center. When I learned that Todd was joining—bringing a vision for how technology can thoughtfully enhance, not replace, care—I became even more confident in the trajectory of this

enhance, not replace, care"—I became even more confident in the trajectory of this company. Jasper isn't just filling a gap; it's creating a new category of support that's long overdue. I'm proud to back Britta and Jasper—not just as an investor, but as someone who truly believes this platform will change lives."

## Our Team



**Britta Mulderrig** Founder & CEO

Britta is Founder & CEO of Jasper, with 15+ years scaling startups backed by top VCs like Kleiner Perkins, NEA, and Spark Capital. She was early at Uber, leading community & growth, and drove brand & partnerships at Google.



**Todd Sifleet** Founding CTO

Todd is Founding CTO of Jasper, specializing in AI, NLP, and product development. He leads Jasper's tech vision, creating innovative, empathetic user experiences to support long-term growth.



**Adrianelly Larue** Community Manager & Pet Loss Grief Counselor

Nelly leads Community & Support at Jasper, with 15+ years in brand strategy, coaching, and training. She builds high-impact support groups and engagement programs that drive retention, deepen user connection, and elevate the member experience.



**Nicholas Mathews** Advisor - Interim COO

Nick advises on Jasper's operations, financials, and growth strategy. A full-stack exec with deep ops expertise, he was Founder/CEO of Mainvest and among the first 50 at Uber, where he helped scale marketplace ops.



**Grant Hazell** Founding Pet Loss Grief Counselor

Grant leads member resource development, bringing 30+ years of trauma-informed care from military and law enforcement. He creates actionable tools to help members navigate grief with strength and support.

# Say Hello to Jasper



Jasper

## Hi, I'm Britta,

In March 2024, I lost Jasper—my best friend and companion for 15 years. His loss was deeper than I ever expected, and as I navigated my grief, I quickly realized how little support exists for people grieving the loss of a pet. I felt isolated and misunderstood, questioning why this pain was so intense and difficult to talk about. That's when I recognized that pet loss, in particular, is often overlooked and not given the space it truly deserves. It became clear to me that something needed to change, and that's how Jasper was born.

Jasper is the culmination of my personal experience with grief and my background in technology, brand innovation, and team development. I'm not a therapist, but I see myself as the steward of a community where the right people come together to support one another. Grief is deeply personal, messy, and often unpredictable—but it needs to be acknowledged, not hidden away. By creating Jasper, I've built a platform to give people the space and tools they need to process their grief.

Grief, when kept inside, only grows heavier. I've learned that sharing your grief allows others to feel less alone, creating a ripple effect of connection and healing. It's easy to hide grief in a society that expects perfection, but at Jasper, we've created a space where it's okay to express and work through it with the support of others who truly understand.

This isn't just a business; it's a mission to change how grief is understood and supported. In just a few months, I've seen remarkable growth from our members—returning to work, finding joy again, and even opening their hearts to new pets when they thought they weren't ready.

While we've focused on pet loss, I want Jasper to be a space for all types of grief. I believe in the power of community to help people navigate their pain and find new purpose, no matter the loss. I'm inviting you to join us in building the future of grief support—a future where people not only navigate grief but also grow and heal from it. Together, we can change the way the world views grief.

*Britta M*

## Prefer a more traditional overview? View the Pitch Deck here.

● ● ● ● ● ●

## Grief is Unavoidable,
But Support Shouldn't Be

## But Support Shouldn't Be.

Grief touches everyone— but accessible support rarely does.

Traditional therapy is expensive, often has long waitlists, and rarely focuses on grief. For those mourning a pet, resources are even scarcer.

Jasper is changing that.

We're starting with pet loss to build a scalable, compassionate model of grief care — one that can grow to support every kind of loss.

# Why We're Starting With Pet Loss

Over 60% of U.S. households have a pet — yet when those pets die, the grief is often dismissed with phrases like *"it was just a dog."*

Pet loss is one of the most common — and most misunderstood — forms of grief.

Support is often clinical, isolating, or nonexistent. Because it's a disenfranchised grief, people are left to suffer alone, without validation or community.

At Jasper, we're meeting people where they are — starting with pet loss — to build a model that acknowledges the depth of this pain and offers the support people deserve.

● ● ● ● ● ●

## A Grief Support Platform




In Loving Memory
Directions
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TOMORROW • 7:00PM
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Virtual Support Group Hosted by Grant Hazell - Saturday, 4/26 @ 7PM EST...
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Community News & Events
SUN, APR 27 • 12:00PM
Healing Sound Journey + Meditation led by Jean Gutierrez, The Woke Widow
JEAN GUTIERREZ THE WOKE WIDOW
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Virtual Support Group Hosted by Jayde Kroeker - Tuesday, 4/29 @ 2PM EST /...
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Heather Rhodes cheered this 1mo ago
Britta
Mentor
Jasper
Jasper my angel. There are no words big enough to describe the impact you...
New York, NY · Updated 3mo ago
Kimberly Ricketts cheered this 1d ago
Trisha
Member
9:41
Jasper
Active 11m ago
I'm still in bed. I don't know what to do. I can't stop crying.
I'm really glad you messaged me, Molly I'm here. It's okay to cry.
Grief can feel so heavy. When's the last time you got up, had some water, or moved a little?
Yesterday maybe. I just feel stuck.
That makes so much sense.
Last time, a short walk helped you feel a little better. Could you try getting up, drinking some water, and just walking for 10 minutes?

Where **Community**, **Clinical**, **Curated Care,** and **Convenience** Intersect.

Grief isn't one-size-fits-all– so why is most grief support still one-dimensional?

Jasper delivers personalized, accessible care for every stage of the journey, whenever and however grievers need it.

We're building the first grief platform that blends **community, clinical expertise, curated content,** and **intelligent feedback, creating a support experience as personal as the loss itself.**

ALL GRIEF

## The Bigger Picture



**12.5M** People process a loved one's death annually

**74%** Of highly vulnerable grievers don't access formal bereavement or mental health support.

**$75B** Lost annually in corporate productivity due to grief-related challenges

Sources: **USA Today**, **medRxiv**, **Forbes**

## PET GRIEF

# An Untapped Market



**66%** US households own pets (86.9M homes)

**13M** People experience pet loss yearly

**50%** Experience 12-19 months of intense grief

# What Jasper Offers:

## Community

Real connection with others who truly get it.



## Curated Care

Tailored tools and insights using AI and real-time needs.



## Convenience

Help is always in your pocket, 24/7.


11:32
On-Demand Content
On-Demand Videos
Music & Podcasts
Pet Loss Expert-Guided Livestream Replays
Grant Hazell: Grief Rituals and Self-Compassion
Grant Hazell: The Stages of Pet Grief
Grant Hazell: Applying Acceptance and Commitment T...
Grant Hazell: Understanding Your Journey with Compassion
Jayde Kroeker: What Grief Really Looks Like
Sound Bath's & Meditations
Find Inner Peace with Jean: A Healing Sound Journey and Med...

## Clinical Experts

Support groups, one-on-ones, and programming led by certified professionals.



# The Future of Personalized Grief Support

Grief doesn't follow a schedule — and support shouldn't either.

Jasper's AI-enabled **Grief Concierge** provides real-time, compassionate support, adapting to each person's unique grief patterns, communication

style, and emotional needs. It's always available, deeply human in tone, and designed to walk with people through their hardest moments — not replace professional or community care, but to enhance it.

This is not AI instead of grief specialists or community — it's AI *with them*. Jasper helps individuals build a personalized grief toolkit, suggesting the right support at the right time, whether that's a journal prompt at 2 a.m., a meditation when anxiety spikes, or a gentle reminder to reach out to the community or join a support group.

With every interaction, Jasper becomes more attuned — learning what works, what comforts, and how to support each person in a way that's uniquely theirs.

## How We'll Get There



### NLP-Based Personalization

Our AI learns from each member's tone, language, and behavior to tailor support in real time.



### Human + AI Synergy

Grief coaches inform, guide, and refine our AI systems to ensure emotional depth and sensitivity.



### Behavioral Insights Engine

We track what truly helps over time and recommend tools and content that resonate, not just react.

● ● ● ● ● ●

## Our Traction

We're not just building a platform – we're building a lifeline.

And our community is already proving the need, impact, and potential of grief support that *actually meets people where they are.*

# What Our Members Are Saying....



"

Finding the Jasper community truly saved my life. After losing my sweet boy Wrigley, I was completely lost and without a support system. Jasper gave me a safe, compassionate space to grieve at my own pace, validate my feelings, and connect with others who truly understood that our pets are family.

Trisha W.

# Early Traction Highlights

- **Organic Growth:** We've grown entirely through organic reach and social connection—no paid marketing, just real resonance.

- **Strong Early Engagement:** In March, 20% of members (80 total) attended at least one support group—many of them returning, showing consistent need and emotional investment.

- **Community Driven Growth:** 20% of new members are joining through organic, word-of-mouth referrals—despite no referral incentives. That's the power of truly feeling seen.

# Business Model

The Jasper App offers a community-driven support model, combining peer-to-peer connection, expert-led content, and access to professional grief counselors.

## A Scalable Membership & Expert Marketplace Model

| Fremium | Premium | Premium+ |
|---|---|---|
| Accessible, community driven support. | Personalized, expert-led guidance. | High-Touch, Intimate Expert Support |
| ✓ Peer-to-peer chat rooms | ✓ Expert-monitored chat rooms | ✓ Intimate, expert-led support groups |
| ✓ Peer-led support groups | ✓ Full access to expert-guided content | ✓ Discounted 1:1 marketplace bookings |
| ✓ Ability to book 1:1 expert sessions (full price) | ✓ Intimate, expert-led support groups Discounted 1:1 marketplace bookings. | ✓ Grief Concierge |
| ✓ Limited expert-guided content | | |

Our **Freemium Model** provides foundational support through community and content, creating a natural pathway into our paid **Premium Membership,** which includes expert-led support groups and 1:1 sessions via the **Jasper Marketplace.**

# **Financial Highlights**

## Funding With Purpose: Profitability, Not Perpetual Fundraising

We're raising these funds to build a profitable, scalable business, not to fuel endless venture rounds.

With this focused investment, Jasper is positioned to reach profitability and become an attractive candidate for **strategic acquisition** – without relying on future capital raises.



| Gross Revenue | 2025 | 2026 | 2027 | 2028 | 2029 |
|---|---|---|---|---|---|
| Premium Membership | $27,777.12 | $175,778 | $493,423 | $1,152,352 | $2,392,741.67 |
| Agent-Only Membership | $15,823.27 | $205,720 | $775,266 | $2,129,253 | $4,992,169.81 |
| Therapy Bookings | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| Therapy Bookings | $17,446.13 | $223,710 | $839,894 | $2,302,949 | $5,393,617.27 |
| Adhoc Freemium Services | $3,490.64 | $62,046 | $246,213 | $690,409 | $1,641,092.44 |
| **Total Revenue** | $64,537.16 | $667,253 | $2,354,795 | $6,274,963 | $14,419,621.18 |
| **Cost of Goods Sold** | | | | | |
| Group Session Staffing | $25,667 | $154,000 | $365,750 | $808,500 | $1,629,833 |
| Agent Credit Costs | $1,978 | $25,715 | $96,908 | $266,157 | $624,021 |
| **Total Cost of Goods Sold** | $27,645 | $179,715 | $462,658 | $1,074,657 | $2,253,855 |
| **Gross Profit** | $36,892.58 | $487,539 | $1,892,137 | $5,200,306 | $12,165,766.62 |
| **Total Opex** | $168,364 | $684,743 | $1,071,327 | $1,752,980 | $2,926,463 |
| **Net Profit** | -$131,471.13 | -$197,204 | $820,810 | $3,447,326 | $9,239,303.19 |

*Future projections are not guaranteed.*

• • • • • •

# Why We'll Win

Jasper isn't just solving a market gap—it's giving people what they *didn't even know they needed until loss hit.* We're building a category-defining brand in grief care, starting with a powerful, neglected entry point: pet loss. And we're doing it with empathy, science, and community at the core.

## Grief is one of the biggest and most universal consumer experiences— yet one of the least innovated.

### We're changing that.

